==========================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                (Amendment No. 8)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              Robert A. Dowdy, Esq.
                              Weyerhaeuser Company
                          Federal Way, Washington 98063
                            Telephone: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

   ==========================================================================

                                   SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 11.  Additional Information.

          On December 28, 2000, the circuit court for the county of Multnomah, Oregon issued an order requiring the Company to provide for inspection and copying by Parent and the Purchaser various shareholder list materials that the Company had previously refused to provide. The full text of the order is filed as Exhibit (a)(5)(G) hereto.

Item 12. Exhibits.

(a)(5)(G) Order dated December 28, 2000, in State ex rel. Weyerhaeuser Company and Company Holdings, Inc. v. Willamette Industries, Inc., Multnomah County (Oregon) Circuit Court Case No. 0012-12698.

                                                SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                        COMPANY HOLDINGS, INC.,

                                           by

                                                 /s/ STEVEN R. ROGEL
                                              ---------------------------------
                                              Name:  Steven R. Rogel
                                              Title: President

                                        WEYERHAEUSER COMPANY,

                                           by

                                                /s/ STEVEN R. ROGEL
                                              ---------------------------------
                                              Name:  Steven R. Rogel
                                              Title: President and Chief
                                                     Executive Officer

          Dated: December 28, 2000

                                  EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------

(a)(5)(G) Order dated December 28, 2000, in State ex rel. Weyerhaeuser Company and Company Holdings, Inc. v. Willamette Industries, Inc., Multnomah County (Oregon) Circuit Court Case No. 0012-12698.

                                                               Exhibit (a)(5)(G)


                   IN THE CIRCUIT COURT OF THE STATE OF OREGON

                           FOR THE COUNTY OF MULTNOMAH


------------------------------------
State ex rel. WEYERHAEUSER
COMPANY and its wholly owned                     Case No. 0012-12698
subsidiary COMPANY HOLDINGS, INC.,

                                                 ORDER AND
                                                 PEREMPTORY WRIT
                           Relators,

                   v.

WILLAMETTE INDUSTRIES, INC.,


                          Defendant.
------------------------------------

          On December 19, 26, 27, and 28, 2000, relators Weyerhaeuser Company and Company Holdings, Inc. (collectively, the "Relators"), appearing by and through their counsel Michael H. Simon and Anne L. Nichol of Perkins Coie LLP, and defendant Willamette Industries, Inc. ("Willamette"), appearing by and through its counsel John F. Neupert and J. Franklin Cable of Miller Nash LLP, presented argument to the Court regarding Relators' Alternative Writ of Mandamus and related issues. After considering the argument of counsel and the file herein, the Court hereby ORDERS as follows:

          1.      Defendant's Motion to Dismiss is DENIED.

          2.      Defendant's Motion to Compel Discovery is DENIED.

          3. Relators' Motion for Peremptory Writ is GRANTED for the following reasons and to the following extent:

          a. The phrase "The record of shareholders," as set forth in ORS 60.774(2)(c), is not a defined term. Considering both text and context, that phrase is broader than the items described in ORS 60.771(3) and includes all of the items described in Relators' Demand dated November 29, 2000, attached as
Exhibit 1 to Relators' Alternative Writ of Mandamus and as Exhibit 1 to this Order, except for paragraph (i) (relating to holders of options), on the grounds that the holder of a option is not a shareholder merely by virtue of holding an option to purchase shares.

          b. Based upon the Stipulation of the parties, Relators have the requisite "good faith" and "proper purpose" under ORS 60.774(3) with respect to their Demand dated November 29, 2000.

          c. Willamette is directed to produce all items referred to in paragraphs (b)-(d) of Relators' Demand dated November 29, 2000, to Relators' designated agent Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 (Attn.: Alan M. Miller) no later than 3:00 p.m. (New York time) on Friday, December 29, 2000.

          d. Willamette is directed to produce all items referred to in paragraphs (f)-(h) of Relators' Demand dated November 29, 2000, to Relators' designated agent Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 (Attn.: Alan M. Miller) no later than 3:00 p.m. (New York time) on Wednesday, January 3, 2001.

          e. Willamette is further directed to make available on a daily basis for morning pick-up by Relators' designated agent Innisfree M&A Incorporated in New York all revisions of or modifications, additions, or deletions to any and all information referred to in paragraphs (a)-(d) and (f)-(h) of Relators' Demand that were received by Willamette or its agents or representatives (including, but not limited to, its proxy solicitors, attorneys, and transfer agents) during the previous day, through the date of Willamette's 2001 Annual Meeting or, if later, any Special Meeting (as that term is defined in Relators' Demand dated November 29, 2000).

          f. To the extent that the information referred to in paragraph (e) of Relators' Demand dated November 29, 2000, i.e., so-called "NOBO" and "COBO" lists, is now in the possession, custody, or control of Willamette or its agents or representatives (including, but not limited to, its proxy solicitors, attorneys, and transfer agents), Willamette is further directed to produce that information to Relators' designated agent Innisfree M&A Incorporated in New York no later than 3:00 p.m. (New York time) on Friday, December 29, 2000. To the extent that the information referred to in paragraph (e) of Relators' Demand dated November 29, 2000, i.e., so-called "NOBO" and "COBO" lists, is not now in the possession, custody, or control of Willamette or its agents or representatives, but later comes into the possession, custody, or control of Willamette or its agents or representatives, Willamette is further directed to produce such information to Relators' designated agent Innisfree M&A Incorporated in New York the following morning with the other items in the daily morning pick-up described in this Order.

          g. Nothing in this Order shall require Willamette to request, create, or obtain any document from any third-party, including, but not limited to, so-called "CEDE & Co.," "NOBO," and "COBO" lists, and Willamette is required to produce such documents only to the extent that they are in the possession, custody, or control of Willamette or its agents or representatives (including, but not limited to, its proxy solicitors, attorneys, and transfer agents).

          h. Any material produced to Relators in response to this Order must be produced in substantially the same form or forms as it is received by Willamette or its agents or representatives. In addition, if any information required to be produced to Relators in response to this Order is received by Willamette in electronic form after the date of this Order, then it shall be produced electronically to Relators' designated agent Innisfree M&A Incorporated in New York within one hour after its receipt by Willamette, if possible.

          i. With respect to any category of information required to be produced to Relators in response to this Order, if Willamette has been receiving such information and, after the date of this Order, ceases to receive such information, Willamette shall immediately notify Relators' designated agent Innisfree M&A Incorporated in New York. If Willamette thereafter resumes receiving such information, it shall immediately notify Relators' designated agent Innisfree M&A Incorporated in New York and shall produce such information as required by the terms of this Order.

          4. Willamette may impose charges to be paid by Relators to the extent permitted by ORS 60.777(3), which provides: "The corporation may impose a reasonable charge, covering the costs of labor and material, for copies of any documents provided to the shareholder. The charge may not exceed the estimated cost of production or reproduction of the records."

          5. The Court shall retain jurisdiction over this case for purposes of enforcing this Order through the date of Willamette's 2001 Annual Meeting or, if later, any Special Meeting (as that term is defined in Relators' Demand dated November 29, 2000).

          6. Relators may submit their statement of costs and attorney fees, and Willamette may submit its objections to Relators' statement of costs and fees, including Willamette's objections to whether Relators should recover any costs or fees.

          DATED this 28th day of December, 2000.



                                             /s/ JANICE R. WILSON
                                             ------------------------------
                                             Hon. Janice R. Wilson
                                             Multnomah County Circuit Court

Submitted by:



/s/ MICHAEL H. SIMON
--------------------
Michael H. Simon, OSB 86090
Anne L. Nichol, OSB 99158
PERKINS COIE LLP
Telephone:  (503) 727-2000
Facsimile:  (503) 727-2222

Rory O. Millson
Elizabeth Grayer
CRAVATH, SWAINE & MOORE
825 Eighth Avenue
New York, NY 10019
Telephone:  (212) 474-1000
Facsimile:  (212) 474-3700

Attorneys for Relators Weyerhaeuser Company and Company Holdings, Inc.

                                                                       Exhibit 1

                              WEYERHAEUSER COMPANY
                             COMPANY HOLDINGS, INC.
                          33663 Weyerhaeuser Way South
                          Federal Way, Washington 98003

BY HAND DELIVERY                                               November 29, 2000


Willamette Industries, Inc.
1300 Southwest Fifth Avenue
Portland, Oregon 97201


Attention:                 G.W. Hawley
                           Corporate Secretary

                            Re:   Demand for Inspection of Shareholder
                                  List and Books and Records Pursuant to
                                  Section 60.774(2) of the Oregon
                                  Business Corporation Act

Dear Sir:

          Weyerhaeuser Company ("Weyerhaeuser"), a Washington corporation, is the beneficial owner of 1,000 shares of Common Stock, par value $0.50 per share (the "Common Stock"), of the Company, an Oregon corporation (the "Company"), including 500 shares of Common Stock held by Weyerhaeuser and 500 shares of Common Stock held by Company Holdings, Inc., a Washington corporation and a wholly owned subsidiary of Weyerhaeuser ("CHI" and, together with Weyerhaeuser, the "Requesting Shareholders"). CHI is the owner of 500 shares of Common Stock. Attached hereto as Exhibit A is evidence of such ownership. As common shareholders of the Company, the Requesting Shareholders hereby demand, pursuant to Section 60.774(2) of the Oregon Business Corporation Act (the "OBCA") and the common law of the State of Oregon, the right to inspect on Thursday, December 7, 2000 the following records and documents of the Company and to make copies and extracts therefrom during regular business hours at a reasonable location specified by the Company:

          (a) A complete record or list of holders of shares of Common Stock and the associated rights to purchase shares of Series B Junior Participating Preferred Stock of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, if any. Such data should be certified by the Company or its transfer agent, showing the name, account number and address of each shareholder and the number of shares of Common Stock and Rights registered in the name of such holder, as of the most recent date available;

          (b) A magnetic computer tape list of the holders of shares of Common Stock or Rights as of the most recent date available, showing the name, account number, address and number of shares of Common Stock and Rights registered in the name of each such holder as of the most recent date available and such computer processing data as is necessary to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes;

          (c) All daily transfer sheets showing changes in the records and lists of holders of shares of Common Stock or Rights referred to above that are in or come into the possession or control of the Company or its transfer agent or other agents, or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the shareholder lists referred to in paragraphs (a) and (b) above to the date for the Company's 2001 Annual Meeting of shareholders (the "2001 Annual Meeting") or, if later, any special meeting of the Company's shareholders (a "Special Meeting") at which action is proposed to be taken that may bear in any way upon the proposed business combination between Weyerhaeuser and the Company, including, without limitation, any action with respect to Sections 60.801 to 60.816 of the OBCA;

          (d) All information in or that comes into the Company's possession or control, or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names, addresses and number of shares of Common Stock or Rights held by the participating brokers and banks named in the individual nominee name of Cede & Co. or other similar nominees, including omnibus proxies and all "Security Position Listing" reports issued by The Depository Trust Company; and a list or lists containing the name, address and number of shares of Common Stock attributable to any participant in any Company employee stock ownership or comparable plan, including the Willamette Industries Stock Purchase Plan, the name of the trustee and methodology for voting said plans and the method by which the Requesting Shareholders may communicate with such participants;

          (e) All information in or that comes into the Company's possession or control, or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees relating to the names of the non-objecting beneficial owners ("NOBOs") and consenting beneficial owners of shares of Common Stock or Rights in the format of a printout in descending order balance, magnetic computer tape and such computer processing data as is necessary to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes (such information is readily available to the Company under Rule 14b-1(b) under the Securities Exchange Act of 1934 from the Independent Election Corporation of America or ADP Proxy Services);

          (f) All "stop" lists or "stop transfer" lists relating to the shares of Common Stock or Rights and any changes, corrections, additions or deletions from such lists, from the date of the shareholder lists referred to in paragraphs (a) and (b) above to the date of the 2001 Annual Meeting or, if later, any Special Meeting;

          (g) A list as of the date of the list referred to in paragraph (a) above of all holders of shares of Common Stock owning 1,000 or more shares of Common Stock and all holders of Rights owning 1,000 or more Rights, arranged in descending order;

          (h) All respondent bank lists and omnibus proxies for such lists (such information is readily available to the Company under Rule 14b-2 of the Securities Exchange Act of 1934);

          (i) A list of all holders of options to purchase shares of Common Stock, the date on which any such option was granted, the date on which any such option becomes exercisable and the exercise price of any such option as of the most recent date available;

          (j)  The information and records specified in paragraphs (a) through
               (i) above as of any record date for shareholder action set by the Board of Directors of the Company (the "Board of Directors"), by operation of law or otherwise; and

          (k) To the extent such items relate to Weyerhaeuser's August 11, 1998, August 28, 2000 or November 6, 2000 proposals to combine Weyerhaeuser and the Company, the minutes of any meeting of the Board of Directors and records of any action of a committee of the Board of Directors while acting in place of the Board of Directors on behalf of the Company, minutes of any meeting of the shareholders of the Company and records of action taken by the shareholders of the Company or the Board of Directors without a meeting, to the extent not subject to inspection pursuant to
               Section 60.744(1) of the OBCA or otherwise provided to the Requesting Shareholders.

          The Requesting Shareholders further demand that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (i) and (k) above as of the date of the list referred to in paragraph
(a) above be immediately furnished to the Requesting Shareholders as such modifications, additions or deletions become available to the Company or its agents or representatives through the date of the 2001 Annual Meeting or, if later, any Special Meeting and that the information and records specified in paragraph (d) above be furnished on a daily basis until the date of the 2001 Annual Meeting or, if later, any Special Meeting.

          The purposes of this demand are to enable the Requesting Shareholders
(1) to communicate with their fellow Company shareholders on matters relating to their mutual interests as shareholders, including but not limited to communicating with the shareholders of the Company regarding the proposed business combination between Weyerhaeuser and the Company and the Board of Directors' responses to Weyerhaeuser's current and prior business combination proposals, and (2) to analyze the benefits to the Company and its shareholders of the proposed business combination between Weyerhaeuser and the Company.

          The Requesting Shareholders hereby designate and authorize Cravath, Swaine & Moore, Perkins Coie LLP, Innisfree M & A Incorporated, their respective partners and employees and any other persons to be designated by them, acting together, singly or in combination, to conduct as their agents, the inspection and copying herein requested.

          Please advise Andrew J. Pitts of Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019 (telephone: (212) 474-1000; fax: (212) 474-3700) when and where the items demanded above will be made available.



                                             Very truly yours,


                                             WEYERHAEUSER COMPANY



                                             By:  /s/ STEVEN R. ROGEL
                                                  -------------------

                                             Name:  STEVEN R. ROGEL
                                                    ---------------

                                             Title:  PRESIDENT & CEO
                                                     ---------------


                                             COMPANY HOLDINGS, INC.



                                             By:  /s/ ROBERT A. DOWDY
                                                  -------------------

                                             Name:  ROBERT A. DOWDY
                                                    ---------------

                                             Title: VICE PRESIDENT
                                                    --------------

                                POWER OF ATTORNEY

          KNOW ALL MEN that Weyerhaeuser Company ("Weyerhaeuser") does hereby make, constitute and appoint Cravath, Swaine & Moore and its partners, employees, agents and other persons designated by Cravath, Swaine & Moore; Perkins Coie LLP, its partners, employees, agents and other persons designated by Perkins Coie LLP; and Innisfree M & A Incorporated, its directors, officers, employees, agents and other persons designated by Innisfree M & A Incorporated, its true and lawful attorneys-in-fact and agents for it in its name, place and stead, giving and granting unto said attorneys and agents full power and authority to act on its behalf, as a Shareholder of Willamette Industries, Inc. (the "Company"), to seek the production, and to engage in the inspection and copying, of records and documents of every kind and description, including, without limitation, stocklist materials, the articles of incorporation and amendments thereto, minutes, bylaws and amendments thereto and any other business records relating to the Company.

          Weyerhaeuser reserves all rights on its part to do any act that said attorneys hereby are authorized to do or perform. This Power of Attorney may be terminated by Weyerhaeuser or said attorneys by written notice to the other.


                                             WEYERHAEUSER COMPANY


                                             By:  /s/ STEVEN R. ROGEL
                                                  -------------------

                                             Name:  STEVEN R. ROGEL
                                                    ---------------

                                             Title:  PRESIDENT & CEO
                                                     ---------------

                                POWER OF ATTORNEY

          KNOW ALL MEN that Company Holdings, Inc. ("CHI") does hereby make, constitute and appoint Cravath, Swaine & Moore and its partners, employees, agents and other persons designated by Cravath, Swaine & Moore; Perkins Coie LLP, its partners, employees, agents and other persons designated by Perkins Coie LLP; and Innisfree M & A Incorporated, its directors, officers, employees, agents and other persons designated by Innisfree M & A Incorporated, its true and lawful attorneys-in-fact and agents for it in its name, place and stead, giving and granting unto said attorneys and agents full power and authority to act on its behalf, as a Shareholder of Willamette Industries, Inc. (the "Company"), to seek the production, and to engage in the inspection and copying, of records and documents of every kind and description, including, without limitation, stocklist materials, the articles of incorporation and amendments thereto, minutes, bylaws and amendments thereto and any other business records relating to the Company.

          CHI reserves all rights on its part to do any act that said attorneys hereby are authorized to do or perform. This Power of Attorney may be terminated by CHI or said attorneys by written notice to the other.


                                             COMPANY HOLDINGS, INC.


                                             By:  /s/ ROBERT A. DOWDY
                                                 --------------------

                                             Name:  ROBERT A. DOWDY
                                                   ----------------

                                             Title:  VICE PRESIDENT
                                                     --------------

                                                                       Exhibit A


             [Account Statements Evidencing Weyerhaeuser Company and
            Company Holdings, Inc.'s Ownership of Willamette Shares]

                             CERTIFICATE OF SERVICE

          I hereby certify that on the date set forth below I caused to be served, by the method or methods set forth below, true and correct copies of the foregoing ORDER AND PEREMPTORY WRIT on:



                  (BY FAX AND BY HAND DELIVERY)
                  John F. Neupert
                  J. Franklin Cable
                  Miller Nash LLP
                  Suite 3500
                  111 S.W. Fifth Avenue
                  Portland, OR  97204-3699


                  (BY FAX TO:  212-455-2502)
                  James G. Gamble
                  Gary L. Sellers
                  Mario A. Ponce
                  Simpson Thacher & Bartlett
                  425 Lexington Avenue
                  New York, NY  10017-3954

         DATED this 28th day of December, 2000.

                                             PERKINS COIE LLP

                                             By:/s/ MICHAEL H. SIMON
                                                --------------------
                                                Michael H. Simon, OSB 86090
                                                Anne L. Nichol, OSB 99158
                                                Telephone:  (503) 727-2000
                                                Facsimile:  (503) 727-2222